FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

MATERIAL EVENT

RATING OF THE GLOBAL PROGRAM OF NEGOTIABLE OBLIGATIONS

REF: MATERIAL EVENT—RATING OF THE GLOBAL PROGRAM OF NEGOTIABLE OBLIGATIONS

Re.: Relevant event

Please be advised that S & P Global Ratings Services has informed, in line with the lowering of the Argentine sovereign debt rating, the downgrading of the rating of the Global Program of Negotiable Obligations of the Company for up to a total amount of US $ 1,500 million outstanding on July 15, 2023, from raAA- to raBBB +, with negative implications. This qualification was carried out nationwide.

Kind regards.

BBVA BANCO FRANCÉS S.A.

Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 18-09-14 N° 17995 L° 70 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: September 19, 2019	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer